FILED VIA EDGAR

June 15, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       F/m Funds Trust

File Nos. 811-22691; 333-180717

Post-Effective Amendment No. 10

Ladies and Gentlemen:

On behalf of F/m Funds Trust (the “Registrant”), attached for filing is Post-Effective Amendment No. 21 (the “Amendment”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940, to be effective 75 days after filing pursuant to Rule 485(a)(2) under the Securities Act of 1933. The Amendment is being filed to establish a new series of the Registrant, the Large Cap Focused Fund.

Please contact the undersigned at 513/346-4181 with your questions and comments concerning this filing.

Very truly yours,

/s/ Betsy Santen

Assistant Secretary

Ultimus Fund Solutions, LLC	225 Pictoria Drive, Suite 450	Phone: 513 587 3400
www.ultimusfundsolutions.com	Cincinnati, Ohio 45246	Fax: 513 587 3450